SUB-ITEM 77D

The Board of Trustees of MFS Multimarket Income Trust (MMT) has approved changes to the investment objective and policies of the fund. Effective December 21, 2007, MMTs investment objective of seeking high current income through investment in fixed income securities" was revised to provide that MMT will seek "high current income but may also consider capital appreciation. Significant changes to MMTs principal investment strategies are described below.

The investment strategy that preservation of capital will be considered although capital appreciation will be incidental has been eliminated.

The following percentage limitations on certain types of investments have been eliminated to allow the portfolio manager more flexibility to invest in appropriate securities:

Less than 20% in equity;
Less than 70% in foreign, including stable foreign governments; Less than 30% in securities lending; Less than 30% in when-issued; and 15% in illiquids.

The percentage limitation of investing less than 50% of the fund's assets in lower quality corporate fixed-income securities has been eliminated and the fund's principal investment strategy states, MFS may invest up to 100% of the fund's assets in lower quality debt instruments, including those that are in default.